CALLED HIGHER STUDIOS



Jason Brown · 3rd

CEO at Called Higher Studios, Inc

Franklin, Tennessee, United States · Contact info

500+ connections

Called Higher Studios, Inc

Los Angeles Film School

Experience

CEO
Called Higher Studios, Inc
Jun 2019 – Present · 2 yrs 5 mos
Franklin, TN

A Faith Based Movie Studio

CEO and Co-Founder of Arolucha, Inc
Arolucha, Inc
Oct 2017 – Jun 2019 · 1 yr 9 mos
Greater Nashville Area, TN

Arolucha, Inc - The World's First Fan Owned Sports & Entertainment Company for Lucha Libre.



President
Aroluxe Media LLC
May 2014 – Dec 2018 · 4 yrs 8 mos
Greater Nashville Area, TN

Education

Los Angeles Film School
Film

University of North Alabama
Business

The University of Alabama
Business Administration and Management, General